Mail Stop 03-08


								February 15, 2005


By Facsimile and U.S. Mail

Mr. James N. Jannello
Chief Executive Officer
Janel World Trade, LTD
150-14 132nd Avenue
Jamaica, NY 11434

	RE:	Form 10-K for the fiscal year ended September 30, 2004
		File Date: December 28, 2004
		File No. 333-60608


Dear Mr. Jannello:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for Fiscal Year Ended September 30, 2004


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations - Fiscal Year Ended September 30, 2004
Compared
to Fiscal Year Ended September 30, 2003, page 15

1. In future filings please revise the discussion and analysis of your results of operations to increase the transparency of the underlying causes for the changes in your statements of operations and to provide a more detailed analysis of material year-to-year changes and trends. Using words such as "primarily," "substantially," "slightly or somewhat higher," or "largely" does not quantify the changes in components of your results of operations and provides limited value to a reader of your financial statements. Please also ensure you discuss each significant change in the line items on your statements of operations. For example, in this section, you should explain why SG&A expense as a percentage of revenues decreased so significantly in fiscal year 2004. For further guidance please refer to Rule 303(a)(3) of Regulation S-K and SEC Release No. 33-8350 which is available on the SEC`s website at www.sec.gov.

Results of Operations - Fiscal Year Ended September 30, 2003 Compared to Fiscal Year Ended September 30, 2002, page 17
2. Your discussion of income (loss) before income taxes and net income (loss) appears to provide more emphasis on adjusted income than GAAP income. In future filings, please be certain that the discussion of your results of operations focuses on GAAP financial measures and if you elect to discuss non-GAAP information, such as adjusted net income, that you also provide a discussion with equal or greater prominence of the most directly comparable GAAP measures. Also refer to Item 10(e)(A) of Regulation S-K and ensure each time you present such non-GAAP measures, you provide the requisite reconciliation and disclosures. Also see section II.A.2 of the Commission`s Final Rule: Conditions for Use of Non-GAAP Financial Measures available on the SEC`s website at www.sec.gov.

Liquidity and Capital Resources, page 19
3. Please note that your discussion should not be a narrative recitation of information readily available from the statement of cash flows. In future filings enhance the reader`s understanding of your cash flow and working capital by expanding your discussion to fully explain the reasons for significant changes in your historical cash flows. For example, we note there was a significant increase in accounts receivable as of September 30, 2004, the cash flow impact of which was offset by a significant increase in accounts payable. Such significant fluctuations in your working capital accounts should be explained. Also provide information about the likelihood that past cash flow performance is indicative of future performance.
4. In future filings please revise your MD&A to include a description of your critical accounting policies, including a description of the assumptions and uncertainties that underlie those accounting policies and a description of the likelihood of obtaining materially different results if a different accounting policy, with different underlying assumptions, were applied. This discussion should supplement, but should not duplicate the description of accounting policies in the notes to the financial statements and should provide greater insight into the quality and variability of information regarding financial condition and operating performance. See SEC Release Nos. 33-8350 and 34-45149.
5. In future filings please include a tabular disclosure of your contractual obligations or tell us why such disclosure is unnecessary. Please refer to Item 303(a)(5) of Regulation S-K and SEC Release No. 33-8182.

Current outlook, page 20
6. In future filings please revise the discussion of your outlook to indicate the estimated impact of the loss of one of your six largest customers, Ralph Lauren Childrenswear.

Item 8.  Financial Statements and Supplementary Data

General

7. Please revise your future filings to provide Schedule II - Valuation and Qualifying Accounts for the activity in your allowance for doubtful accounts receivable, if material. Alternatively, you may provide such disclosure in the notes to the financial statements or in MD&A. To the extent that changes in the reserves are material to an understanding of the company`s results of operations or financial condition, revise your Managements` Discussion and Analysis accordingly. See Rules 5-04 and 12-09 of Regulation S-X


Consolidated Financial Statements

Independent Auditors` Report
8. Please amend your filing to include a signed audit report. The independent auditors` report included in the filing does not appear
to include the name or signature of your auditor. Refer to Rule 2-
02
of Regulation S-X.

Consolidated Statements of Operations
9. In future filings please consider revising the line item on your statements of operations captioned "freight forwarding revenues" to call it "revenues" or "net revenues" to reflect that you have several other sources of revenues outside of freight forwarding revenues.
10. Reference is made to the line item captioned "income before other items." Based on your discussion on page 16 of MD&A, it appears you use this term interchangeably with "income from operations." If income before other items is intended to represent your income from operations, please address the following in your future filings:
a. Revise your statements of operations caption to clarify that this line item represents income from operations.
b. Present impairment losses related to goodwill and other long-lived assets within income from operations unless the impairments relate to discontinued operations. Refer to SFAS 142 and SFAS 144.
c. Include costs related to abandoned business acquisitions within income from operations, or otherwise tell us why you believe this cost is properly classified as non-operating.
d. Tell us supplementally why interest expense is included within income from operations, whereas interest income is included below income from operations.

If income before other items is not intended to represent income from operations, please remove this subtotal from your statements of operations.

Consolidated Statements of Changes in Stockholders` Equity
11. Please help us understand how your accounting for the merger between Janel and WSD complies with GAAP. In particular, we are confused as to why you recorded $250 thousand in additional
contributed capital (and goodwill) as a result of the merger.   In
this regard, based on your disclosures, it appears that the merger was a reverse merger between a public shell company (WSD) and a non-
public operating company (Janel). Because WSD was a shell company and not a "business," we would not expect the transaction to be treated as a business combination; rather, we would expect the
transaction to be treated as a recapitalization of Janel.   As a
result of such recapitalization, we would expect the total contributed capital of the combined entity to equal the total contributed capital of Janel prior to the merger and we would expect the total number of shares outstanding in the combined entity to equal the total number of shares outstanding in the shell company prior to the merger, plus the number of shares issued by the shell in connection with the merger.
   While we understand that the entire amount of goodwill associated with the merger was subsequently written off, our concern is that your contributed capital accounts appear to be overstated by $250 thousand (as a result of recording a $250 thousand capital contribution in connection with the merger) and that your earned capital/retained earnings is understated by an offsetting $250 thousand (as a result of writing off the goodwill in fiscal year
2002). Please either tell us how you plan to revise your financial statements or otherwise tell us why you continue to believe your accounting was appropriate.

Note 1 - Summary of Significant Accounting Policies

General
12. Please disclose in future filings the information required by paragraphs 26 and 37 through 39 of SFAS 131. Show us supplementally how the disclosures will read. Also tell us supplementally your basis for aggregating any identified operating segments, if applicable. We may have further comment.
13. In future filings please disclose the aggregate foreign exchange transaction gain or loss included in net income for each period presented. Refer to paragraph 30 of SFAS 52.
Cash and Cash Equivalents
14. In future filings please revise your Cash and Cash Equivalents policy to disclose the nature and maturity of your cash equivalents.
Also revise the related caption on the balance sheet to indicate, if true, that the line item represents cash and cash equivalents, not just cash.

Revenue Recognition
15. In future filings please revise your revenue recognition policy
to clearly describe each of your revenue generating activities and to
separately explain your revenue recognition policy for each
material
source of revenues.  The revised disclosures should indicate whether
you record revenues in each case on a gross or a net basis, and why.
The disclosures should also clearly identify the timing of revenue recognition for each of your revenue generating activities, and why
revenues are recognizable at that time.   Please show us
supplementally how the revised disclosures will read. We may have further comment.

Note 6 - Note Payable - Bank
16. Please disclose in future filings any covenants associated with your bank borrowings.

Note 8 - Stockholders` Equity
17. We note that on July 22, 2002 you sold 1.8 million shares of restricted common stock at $.01 per share to certain employees and consultants "as an incentive for performance." Please revise your disclosure in future filings to describe the general terms of the restricted stock, such as the vesting requirements, and to indicate the fair value of the restricted stock at the date of sale. Also describe the impact of this transaction on your financial statements and indicate why there was no impact on your statements of operations as a result of the restricted stock issuance. Show us supplementally how the revised disclosures will read. Also tell us supplementally how you determined that this transaction does not result in compensation expense to you for the difference between the fair value of the shares on the date of sale and the price at which the shares were sold. If you determined that the grant date fair value of the shares was $.01 per share, please tell us in detail how you determined this fair value. It would be helpful if you could tell us the value at which you issued common shares to unrelated parties and/or the value at which actual trades of your stock were made in this same time frame. We may have further comment.

Item 9A.  Controls and Procedures
18. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report."
However,
Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of Exhibits 31.1 and
31.2.  Please revise future filings accordingly.
19. You state that there were no changes in your internal controls or in other factors that could significantly affect these controls subsequent to the date of your evaluation. However, Item 308(c) of
Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or
15d-15 that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See also paragraph
4(c) of Exhibits 31.1 and 31.2. Revise your disclosure in future filings accordingly.

Exhibit 31 - Section 302 Certifications
20. The rules you refer to in paragraph 4 were outdated at the time your Form 10-K was filed. Specifically, disclosure controls and procedures are now defined in Rules 13a-15(e) and 15d-15(e).
Please
revise your future filings accordingly. See Item 601 of Regulation
S-K, as amended by SEC Release No. 33-8238.

*******


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. In his absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief



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Mr. James N. Jannello
Chief Executive Officer
Janel World Trade, LTD.
February 15, 2005
Page 8